January 25, 2017

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:                             AMAG Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Form 8-K

Furnished November 3, 2016

File No. 1-10865

Ladies and Gentlemen:

This letter is being furnished on behalf of AMAG Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated December 23, 2016 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Edward Myles, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 that was filed with the Commission on February 24, 2016 (the “Form 10-K”) and the Company’s Current Report on Form 8-K that was furnished to the Commission on November 3, 2016 (the “Form 8-K”).

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment.  The Company has acknowledged to us that it is responsible for the adequacy and accuracy of the disclosures made in the Form 10-K and Form 8-K filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 8-K filings, it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and it has authorized this firm to respond to the Letter as follows:

Form 10-K for the fiscal year ended December 31, 2015

Business, page 2

Feraheme for the treatment of IDA in patients with CKD, page 7

1.     We note your disclosure that “following discussions with the FDA” you updated your Feraheme label to include a boxed warning related to the risks of serious hypersensitivity reactions or anaphylaxis. We further note on page 44 that your sales have already been negatively impacted by the label change. Please tell us the circumstances that led to the FDA’s change in prescribing instructions and approval of a boxed warning for Feraheme at this time and quantify the impact to your sales, to the extent material. Please also explain whether similar concerns or adverse events led to the FDA’s issuance of the complete response letter in 2014 informing you that it could not approve your sNDA. Please also include similar disclosure in future filings.

RESPONSE:                In accordance with the Staff’s comment, the Company hereby informs the Staff that the Company’s product Feraheme® (ferumoxytol) Injection for Intravenous (“IV”) use to treat iron deficiency anemia (“IDA”) was approved by the U.S. Food and Drug Administration (the “FDA”) in June 2009 under a New Drug Application (an “NDA”) submitted under Section 505(b) of the Federal Food, Drug, and Cosmetic Act (the “FDCA”) for use as an IV iron replacement therapy for the treatment of IDA in adult patients with chronic kidney disease (“CKD”).  Section 505(o)(4) of the FDCA authorizes the FDA to require holders of approved drug and biological product applications to make safety related label changes based upon new safety information that becomes available after approval of the drug or biological product.  As previously disclosed in the Company’s filings with the Commission, including the Company’s Current Report on Form 8-K filed with the Commission on June 3, 2014, on June 2, 2014, the Company proposed changes to the then-current U.S. label of Feraheme to the FDA based on the Company’s review of global post-marketing data.  The intended purpose of the proposed label changes was to strengthen the warnings and precautions section of the label and mitigate the risk of serious hypersensitivity reactions, including anaphylaxis, in order to enhance patient safety.  As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on January 9, 2015, on January 7, 2015, the Company received a Safety Labeling Change Notification from the FDA (the “Notification”) wherein the FDA stated that it believed that new safety information should be included in the labeling for Feraheme, including, among other things, (a) a boxed warning to highlight the risks of serious hypersensitivity/anaphylaxis reactions, (b) revisions that Feraheme should only be administered through an IV infusion (not by injection) and (c) revisions that Feraheme should be contraindicated for patients with any known history of drug allergy, which proposed label changes were broader than what the Company had proposed in June 2014.  The label changes proposed by the Company in June 2014, and the changes proposed by the FDA in the Notification, were based on new information regarding cases of serious hypersensitivity reactions including anaphylaxis and death obtained from Periodic Safety Reports, adverse event (“AE”) reports, re-analysis of clinical trial results and changes to the Feraheme labeling made in Canada and regions covered by the European Medicines Agency.

Following receipt of the Notification, the Company discussed the proposed label changes with the FDA and the FDA ultimately approved changes to the Feraheme label to, among other things (a) add a boxed warning related to the risks of serious hypersensitivity reactions or anaphylaxis, which risks previously were described only in the Warnings and Precautions section, (b) revise the Dosing and Administration section to indicate that Feraheme should only be administered by IV infusion and (c) revise the Warnings and Precautions section to include a statement that patients with a history of multiple drug allergies may have a greater risk of anaphylaxis with parenteral iron products (the “March 2015 Label Changes”).  Upon agreeing to make these changes with the FDA, the Company promptly filed a Current Report on Form 8-K disclosing the March 2015 Label Changes and thereafter included disclosure about the March 2015 Label Changes in its periodic reports filed with the Commission.

In the second quarter of 2015, the first full fiscal quarter following the March 2015 Label Changes, Feraheme net product sales declined by approximately $0.9 million, or 4.2%, as compared to the first quarter of 2015, which the Company believes was partially attributable to the March 2015 Label Changes.  However, the Company notes that (1) there is no method to formally track or evidence the impact of any label changes on customer behavior and (2) attributing any subsequent decline in units that would have otherwise been sold but for the March 2015 Label Changes becomes even more difficult to quantify as sales of Feraheme returned to growth in the second half of 2015.  The Company believes that this pattern was the result of the overall growth in the non-dialysis IV iron market and price appreciation of Feraheme.  Despite the slight decline in Feraheme sales in the quarter ended June 30, 2015, the Company does not view the impact of the March 2015 Label Changes on the Company’s total revenue to be material, particularly given the diversification of the Company’s revenue mix subsequent to its acquisitions of Lumara Health Inc. and Cord Blood Registry, which resulted in the Company recording total revenue of $418.3 million in 2015, of which Feraheme accounted for approximately $88.5 million, or 21.1%.

In response to the Staff’s comment, the Company hereby further informs the Staff that the Company had submitted a supplemental New Drug Application (an “sNDA”) with the FDA on December 21, 2012 under section 505(b) of the FDCA for Feraheme.  This so called “Prior Approval” efficacy sNDA proposed the addition of a new indication for Feraheme for the treatment of IDA in adult patients with a history of unsatisfactory oral iron therapy or in whom oral iron cannot be used, a broader patient population than the currently approved label for IDA patients with CKD.  As previously disclosed in the Company’s filings with the Commission, including its Annual Report on Form 10-K for the year ended December 31, 2015, the sNDA submission was based on data from a Phase 3 clinical program for Feraheme in patients with IDA who had failed to or could not use oral iron, which consisted of two controlled, multi-center Phase 3 clinical trials (“IDA-301” and “IDA-302”), including more than 1,400 patients, which evaluated the safety and efficacy of ferumoxytol for the treatment of IDA in this broader patient population.  In addition, patients from IDA-301 were eligible to enroll in an open-label extension study (“IDA-303”), and receive treatment with Feraheme, as defined in the protocol.  The sNDA submission was primarily based on the data from IDA-301 and IDA-302, but also included data from an interim analysis of IDA-303 and a previously completed post-approval clinical study evaluating Feraheme treatment compared to treatment with another IV iron.

On January 21, 2014, the Company received a Complete Response Letter from the FDA (the “CRL”) stating that the Company had not provided sufficient information to permit labeling of Feraheme for safe and effective use for the proposed indication.  The FDA indicated that its decision was based on the cumulative ferumoxytol data, including the global Phase 3 IDA clinical program and global post-marketing safety reports for the CKD patient populaton. In the CRL, the FDA suggested that the Company generate additional clinical trial data in the proposed broad IDA patient population with a primary composite safety endpoint of serious hypersensitivity/anaphylaxis, cardiovascular events, and death. Additionally, the FDA proposed potentially evaluating alternative dosing and/or administration of Feraheme against a comparator IV iron. Thus, the concerns raised in the CRL are similar to those raised and addressed by the Notification and the March 2015 Label Changes.

Following receipt of the CRL and subsequent discussions with the FDA, the Company is conducting a new head-to-head Phase 3 clinical trial evaluating Feraheme in adults with IDA, excluding patients on hemodialysis. This new trial is a randomized, double-blind multicenter non-inferiority trial that will evaluate the incidence of moderate to severe hypersensitivity reactions (including anaphylaxis) and moderate to severe hypotension with Feraheme compared to ferric carboxymaltose infusion.  Approximately two thousand patients were randomized in a 1:1 ratio into one of two treatment groups, those receiving 1.02 grams of Feraheme IV infusion or those receiving 1.5 grams of ferric carboxymaltose IV infusion.  The Company initiated this trial in the first quarter of 2016, completed enrollment in the fourth quarter of 2016, expects to report results from the trial in the second quarter of 2017 and to file an sNDA in mid-2017.

Because (a) much of the above background is already publicly available and in large measure set forth in a number of the Company’s filings with the Commission, (b) the Company has been working for a significant period of time with the FDA on establishing a protocol and path forward for seeking approval of the broader IDA indication, (c) the March 2015 Label Changes have been in place for almost two years without, as a whole, having had a measurable, material impact on the Company’s business, and (d) the Company has a more diversified product and services portfolio than when it was pursuing its 2012 sNDA for the broader indication, the Company is comfortable with its past disclosures and proposes to update its risk factor disclosure in its upcoming Form 10-K filing (which appeared on page 44 of the 2015 Form 10-K) as outlined on Exhibit A (with any other updates as may otherwise be required).

Form 8-K Furnished November 3, 2016

Exhibit 99.1

2.     Non-GAAP net income excludes any income tax expense. Please tell us how you will revise this disclosure to comply with Compliance & Disclosure Interpretations Question 102.11.

RESPONSE:                The Company respectfully acknowledges the Staff’s comment and will revise its disclosure in future filings by removing non-GAAP net income. The Company believes that presenting non-GAAP adjusted EBITDA complies with Compliance & Disclosure Interpretations Question 102.11 and is an appropriate performance measure to accompany its’ GAAP reporting as it provides investors with a valuable view of its profitibability on a pre-tax basis. In addition, the Company’s management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions, including compensation decisions.

3.     The reconciliation on page 9 is basically a non-GAAP income statement. Please tell us how you will revise this disclosure to comply with Compliance & Disclosure Interpretations Question 102.10.

RESPONSE:                The Company respectfully acknowledges the Staff’s comment and notes that the Company did not intend for its reconciliation on page 9 to be read as a non-GAAP income statement and had intended such presentation to provide investors with a clear and consistent reconciliation of the Company’s GAAP to non-GAAP metrics.  Notwithstanding the Company’s intentions, in response to the Staff’s comment, the Company will revise its reconciliation on page 9 in future filings, including for prior period presentations included in such future filings, to comply with Compliance & Disclosure Interpretations Question 102.10 by presenting its reconciliation using the format attached as Exhibit B (which Exhibit shows the planned format and displays results for the quarter ended September 30, 2016 for illustrative purposes).

If you require additional information, please telephone the undersigned at (617) 570-1762.

Sincerely,

/s/ Jacqueline Mercier
Jacqueline Mercier, Esq.

cc:                                Edward Myles, AMAG Pharmaceuticals, Inc.

                                                Joseph D. Vittiglio, AMAG Pharmaceuticals, Inc.

Exhibit A

(strike through text below indicates deleted text; bold and underlined text below indicates added text)

The market for Feraheme is limited because Feraheme is only indicated for the treatment of IDA in adult patients with CKD. Significant safety or drug interaction problems, or the evaluation or reevaluation of existing or future data by the FDA or other regulators, could have an adverse impact on Feraheme in this indication, which would adversely impact our future business prospects.

The market for Feraheme is limited because Feraheme is only indicated for the treatment of iron deficiency anemia (“IDA”) in adult patients with chronic kidney disease (“CKD”). Although we intend to continue to dedicate significant resources to the commercialization of Feraheme, it may never receive approval for a broader indication and we may not be successful in our efforts to continue to successfully commercialize Feraheme in its current market, which would have a materially adverse effect on our results of operations and future business prospects.

Sales in the current indication may be limited or may decrease if label changes require us to provide additional warnings and/or restrictions related to Feraheme’s current or future indications or impose further limitations or changes to the method of administering the drug, thereby giving rise to increased competitive pressures if Feraheme is viewed as less safe than other IV iron products. Significant safety or drug interaction problems with respect to Feraheme, including an increase in the severity or frequency of known adverse events or the discovery of previously unknown adverse events, or the evaluation or reevaluation of data, including pharmacovigilance data by the FDA, could result in lawsuits and increased regulatory scrutiny or a variety of adverse regulatory actions, including changes to the product label, the implementation of a REMS or any other enforcement actions. For example, in March 2015, following discussions with the FDA and, in an effort to strengthen the warnings and precautions section of the label and mitigate the risk of serious hypersensitivity reactions, including anaphylaxis, we updated our Feraheme label to include (a) the addition of a boxed warning related to the risks of serious hypersensitivity reactions or anaphylaxis, which risks were previously described only in the Warnings and Precautions section; (b) revisions to the Dosing and Administration section to indicate that Feraheme should only be administered by IV infusion (replacing injection); and (c) modifications to the Warnings and Precautions section to include a statement that patients with a history of multiple drug allergies may have a greater risk of anaphylaxis with parenteral iron products. ~~Our sales have already been negatively impacted by the label changes and t~~These or any future changes to the label/ package could adversely impact our ability to successfully compete in the IV iron market and could have an adverse impact on potential sales of Feraheme and our future business prospects.

Moreover, new safety or drug interaction issues may arise as Feraheme is used over longer periods of time by a wider group of patients, some of whom may be taking other medicines or have additional underlying health problems, which may require us to, among other things, provide additional warnings and/or restrictions on the label/package insert, notify healthcare providers of new safety information, narrow our approved indications, change the rate of administration, alter or terminate current or future trials for additional uses of Feraheme, or even remove Feraheme from the market, any of which could have a significant adverse impact on potential sales of Feraheme or require us to expend significant additional funds.

Exhibit B

(for illustrative purposes)

AMAG Pharmaceuticals, Inc.

Condensed Consolidated Statements of Operations to Non-GAAP Statements of Operations

(unaudited, amounts in thousands, except per share data)

For the Nine Month Period Ending September 30, 2016

	Revenue	Cost of Product Sales	Cost of Services	Research & development	Selling, general & administrative	Intangible asset impairment charges	Acquisition- related	Restructuring	Operating Income / Adjusted EBITDA
GAAP	$380,500	$65,942	$15,705	$45,579	$172,314	$15,963	$0	$712	$64,285
Purchase accounting adjustments*	15,600	—	—	—	—	—	—	—
Non-cash collaboration revenue	—	—	—	—	—	—	—	—
Depreciation and intangible asset amortization	—	(48,909)	(1,063)	(98)	(15,224)	—	—	—
Non-cash inventory step-up adjustments	—	(3,856)	—	(861)	—	—	—	—
Stock-based compensation	—	(386)	(9)	(2,582)	(18,525)	—	—	—
Adjustments to contingent consideration	—	—	—	—	(5,106)	—	—	—
Option rights to license orphan drug	—	—	—	—	—	—	—	—
Impairment charges of intangible assets	—	—	—	—	—	(15,963)	—	—
Acquisition-related costs	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	(712)
Non-GAAP Adjusted	$396,100	$12,791	$14,633	$42,038	$133,459	$0	$0	$0	$193,179

* Related to CBR deferred revenue